DAWSON JAMES SECURITIES, INC.

101 North Federal Highway

Suite 600

Boca Raton, Fl 33432

January 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attn: Ms. Jane Park

RE: Aclarion, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-283724) (the “Registration Statement”)

Dear Ms. Park:

Dawson James Securities, Inc., the underwriter in the offering contemplated in the Registration Statement, hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M. Eastern Time on Tuesday, January 14, 2025, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with James H. Carroll, Esq. of Carroll Legal LLC, counsel to the Company, at (303) 888-4859.

Very truly yours,

DAWSON JAMES SECURITIES, INC.

By: /s/ Robert D. Keyser, Jr.
Name: Robert D. Keyser, Jr.
Title: Chief Executive Officer